Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

212.756.2000

212.593.5955 fax

www.srz.com

Writer’s Direct Number (212) 756-2311	Writer’s E-mail Address ian.cohen@srz.com

April 8, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown, Justin Dobbie, Claire Erlanger and Jean Yu

Re:	American Petroleum Tankers Parent LLC

AP Tanks Co.

Registration Statement on Form S-4

Filed December 21, 2010

File No. 333-171331 (the “Registration Statement”)

Dear Mr. Brown:

On behalf of American Petroleum Tankers Parent LLC and AP Tankers Co. (the “Registrants”), we have filed simultaneously by EDGAR Amendment No. 5 to the above referenced Registration Statement (“Amendment No. 5”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter, dated April 7, 2011, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

Business, Page 54

1.	We note your disclosure on page 20 that each of your four customers contributed greater than 10% of your revenues for the most recently completed fiscal year. Please revise the table on page 57 to disclose the amount and percentage of total revenue contributed by each of your five vessels during the last fiscal year.

The revisions requested by the Staff have been made. See page 57.

*****

Please note the Issuers have removed the option of guaranteed delivery from the Registration Statement and the letter of transmittal, and have deleted the notice of guaranteed delivery. Accordingly, the Issuers must now go effective and commence their exchange offer on or before April 13, 2011 in order to avoid significant penalty interest. Accordingly, your prompt response to the Registration Statement in order to enable the Issuers to meet that deadline is greatly appreciated.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 756-2311 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Ian R. Cohen

Ian R. Cohen

CC:	Philip J. Doherty, American Petroleum Tankers Parent LLC

Michael R. Littenberg, Schulte Roth & Zabel LLP

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